                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*

                      American Digital Communications, Inc.
                                (Name of Issuer)

                     Common Stock par value $0.001 per share
                         (Title of Class of Securities)

                                    025369109
                                 (CUSIP Number)

                                  July 15, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)

            [X] Rule 13d-1(c)

            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025369109                    13G


1.    Names of Reporting Persons           Mees Pierson ICS Limited
      or I.R.S. Identifica-
      tion Nos. of Above Persons

2.    Check the Appropriate Box           (a)___________________________________
      if a Member of a Group
                                          (b)___________________________________
3.    S.E.C. Use Only

4.    Citizenship or Place of             United Kingdom
      Organization

Number of Shares                    (5) Sole Voting Power         4,230,906
Beneficially
Owned by Each Reporting             (6) Shared Voting Power       0
Person With:                            Power
                                    (7) Sole Dispositive Power    4,230,906

                                    (8) Shared Dispositive
                                        Power                     0

9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person                              4,230,906


10.   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares

11.   Percent of Class Represented
      by Amount in Row 9                                          17.4%

12.   Type of Reporting Person                                    CO

CUSIP No. 025369109                    13G


                       CONTINUATION PAGES TO SCHEDULE 13G


Item 1(a)   Name of Issuer:

            American Digital Communications, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            5575 DTC Parkway
            Suite 355
            Englewood, Co. 80111
            USA

Item 2(a)   Name of Person Filing:

            Mees Pierson ICS Limited

Item 2(b)   Address of Principal Business Office:

            Camomile Court
            23 Camomile Street
            London EC3A 7PP, United Kingdom

Item 2(c)   Citizenship:

            United Kingdom

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e)   CUSIP Number:

            025369109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]     Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 025369109                    13G


            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company in accordance with Section 240.13d-1(b)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ]     Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            (a)   Amount Beneficially Owned: 4,230,906 shares of Common Stock

            (b)   Percent of Class:  17.4%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 4,230,906

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        4,230,906

                  (iv)  shared power to dispose or to direct the disposition of:
                        0

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

CUSIP No. 025369109                    13G


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

CUSIP No. 025369109                    13G


Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

CUSIP No. 025369109                    13G


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of: September 25th, 1998

                                       Mees Pierson ICS Limited


                        Signature:     /s/ Peter Koster
                        Name:          Peter Koster
                        Title:         Acting General Manager


                        Signature:     /s/ Philippe Crichton
                        Name:          Philippe Crichton
                        Title:         Credit Manager